Exhibit 99.1

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the December 31, 2014 Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of debt securities and medium-term notes by way of short form shelf prospectus dated June 24, 2014 and June 25, 2014, respectively. These ratios are based on the Company’s consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the year ended December 31, 2014	(times)

Net earnings available for all interest bearing financial liabilities (1)	4.9	x

Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities (2)	3.1	x

(1)             Calculated as net earnings plus income tax and borrowing costs on all financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.

(2)             Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt, and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, the Company’s balance sheet previously included a partnership contribution receivable (collected on December 17, 2013) and a partnership contribution payable (repaid on March 28, 2014), that arose due to a structuring arrangement. The interest income and interest expense from this structuring arrangement substantially offset each other in the past, will not be recorded in any future periods and, as such, the interest expense has been excluded from this interest coverage ratio.